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                                             Filed by HMT Technology Corporation
                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933 and Deemed
                                             filed Pursuant to Rule 14a-12 under
                                             the Securities and Exchange Act of
                                             1934. Subject Company:
                                             HMT Technology Corporation
                                             Commission File No. 000-27586

FOR IMMEDIATE RELEASE

Contact:
         Peter Norris                              Investor Relations
         Exec. Vice President, Finance & CFO       HMT Technology Corporation
         HMT Technology Corporation                (510) 683-6000
         (510) 490-3100


                  HMT TECHNOLOGY CORPORATION ANNOUNCES RESULTS
                        FOR FIRST QUARTER OF FISCAL 2001

FREMONT, CALIF. July 20, 2000 -- HMT Technology Corporation (Nasdaq:HMTT) announced financial results for the first quarter of fiscal 2001 ended June 30, 2000.

Net sales for the first quarter of fiscal 2001 were $34.8 million, down 20.0 percent from the $43.5 million reported in the fourth quarter of fiscal 2000, and down 22.5 percent from the $44.9 million reported in the first quarter of fiscal 2000.

Gross loss was $9.9 million, or 28.5 percent of sales, for the first quarter of fiscal 2001. This compares with a gross loss of $11.5 million, or 26.5 percent of net sales, for the fourth quarter of fiscal 2000, and gross loss of $20.3 million, or 45.2 percent of net sales, for the first quarter of fiscal 2000.

Net loss for the first quarter of fiscal 2001 was $11.8 million or $0.25 per diluted share on 46.8 million shares outstanding. This compares with a net loss of $13.3 million or $0.29 per diluted share on 46.1 million shares outstanding in the fourth quarter of fiscal 2000, and net loss of $19.3 million or $0.43 per diluted share on 44.8 million shares outstanding in the first quarter of fiscal 2000.

"Overall demand during the June quarter was seasonally soft, particularly during the second half of the month of June. While the current demand continues to reflect this seasonal pattern, we expect overall demand to be stronger during the second half of the September quarter, particularly for the new 20 Gigabytes per platter products," said Ron Schauer, Chairman and CEO. "We ended the June quarter with a new all time record ending quarterly cash position of $66.8 million. HMT continues to demonstrate its leadership in being able to deliver the leading edge technology products, more importantly to provide its customers with the right technology at volumes and quality levels to help assure them the competitive edge required in this market place," continued Schauer.


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On April 26, 2000, HMT and Komag announced that the companies have agreed to merge. We believe that the combined company will offer greater value to both customers and stockholders by bringing together the best of the technology and manufacturing capabilities of each company. Further, the combined company will have the broadest customer base in the industry and sufficient scale to achieve the industry's lowest cost structure.

Completion of the merger is subject to regulatory approvals, consent of Komag's senior lenders, and consent of both companies' stockholders. To date, the Hart-Scott-Rodino Act waiting period applicable to the transaction expired and the SEC has informed the companies that it will not review the S-4 filing and associated proxy. Immediately following receipt of consent from senior lenders, the companies will set a date for the required stockholders' meetings and mail the Proxy. The companies expect to complete the merger prior to the end of the September quarter.

This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this press release relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Komag and HMT, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Komag and HMT, with the Securities and Exchange Commission.

HMT Technology Corporation independently designs, develops, manufactures and markets high-performance thin-film disks. The company's products are used in high-capacity hard disk drives for a variety of high-end applications including personal computers, network servers and workstations, and in certain removable hard disk drive applications. The disks currently being shipped by HMT primarily have coercivity levels of 2100 to 3500 Oersted, a measure of storage capacity, and glide heights of 1.2 to below 0.5 microinches. The company's shares are traded on the Nasdaq National Market under the symbol HMTT.

                   Additional Information and Where to find It

Komag has filed a Registration Statement on SEC Form S-4 in connection with the merger, and Komag and HMT expect to mail a Joint Proxy Statement/Prospectus to stockholders of Komag and HMT containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Komag, HMT, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from



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HMT by directing a request through the Investors Relations portion of website at
http://www.hmtt.com or by mail to HMT Technology Corporation, 1055 Page Avenue Fremont, California 94538, attention: Investor Relations, telephone:
(510) 490-3100.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Komag and HMT file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag or HMT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Komag's and HMT's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

HMT will be, and certain other persons named below may be, soliciting proxies from HMT stockholders in favor of the adoption of the merger agreement. The directors and executive officers of HMT and the directors and executive officers of Komag may be deemed to be participants in HMT's solicitation of proxies.

The directors and executive officers of HMT have interests in the merger, some of which may differ from, or may be in addition to, those of HMT's stockholders generally. Those interests are described in more detail in the Joint Proxy Statement/Prospectus.

Condensed Consolidated Statements of Operations and Balance Sheets to follow.